# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Power REIT, CIK 0001532619
CUSIP: 73933H200
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Date of event which requires filing of this statement: 10/28/2026
Amends the filing with accession number 0001019056-26-000048
Filed by CIK 0002005138
Persons authorized to receive notices and communications: Alexander Kachmar, Bradley &, Daytona Railway and Land Co. LLC, 5753 Highway 85 N Suite 5974, Crestview, Florida (FL), 32536, 973-979-1329

## Reporting persons
- Bradley & Daytona Railway and Land Co. LLC (CIK 0002005138): type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; source of funds: working capital (WC); sole voting power 17,566; shared voting power 40,487; sole dispositive power 17,566; shared dispositive power 0; aggregate amount beneficially owned 17,566 (5.2% of the class)
- Alexander Kachmar: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 11,518; shared voting power 40,487; sole dispositive power 11,518; shared dispositive power 0; aggregate amount beneficially owned 11,518 (3.4% of the class)
- D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: affiliate funds (AF); sole voting power 10,403; shared voting power 40,487; sole dispositive power 10,403; shared dispositive power 0; aggregate amount beneficially owned 10,403 (3.1% of the class)
- David Cacciapaglia Family Trust, U/A DTD 11/25/2020: type of reporting person: individual (IN); citizenship or place of organization: California (CA); member of a group; source of funds: affiliate funds (AF); sole voting power 1,000; shared voting power 40,487; sole dispositive power 1,000; shared dispositive power 0; aggregate amount beneficially owned 1,000 (0.3% of the class)
- David Cacciapaglia: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 11,403; shared voting power 40,487; sole dispositive power 11,403; shared dispositive power 0; aggregate amount beneficially owned 11,403 (3.4% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series A Cumulative Redeemable Perpetual Preferred Stock Liquidation Preference $25 per Share
Name of issuer: Power REIT
Address of issuer's principal executive offices: 301 WINDING ROAD, OLD BETHPAGE, New York (NY), 11804
Comment: This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on February 25, 2026 (as amended and supplemented, the "Schedule 13D"), and amends and supplements Amendment No. 1 filed on April 24, 2026, Amendment No. 2 filed on April 24, 2026, Amendment No. 3 filed on May 15, 2026, Amendment No. 4 filed on May 26, 2026, Amendment No. 5 filed on June 15, 2026, Amendment No. 6 filed on June 26, 2026, Amendment No. 7 filed on August 27, 2026, and Amendment No. 8 filed on October 7, 2026. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. This Amendment No. 9 is being filed to make amendments to Item 4, Item 5, and Item 7 of the Schedule 13D as follows:

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 28, 2026, the Reporting Persons commenced litigation against the Issuer in the Circuit Court for Baltimore County, Maryland, to compel the Issuer to call, notice and hold a special meeting of holders of the Series A Preferred Stock to elect two additional trustees pursuant to Section 8(a) of the Articles Supplementary. The Reporting Persons' nominees are Alexander Kachmar and David Cacciapaglia. The Reporting Persons delivered their initial written demand on May 26, 2026, and reiterated their demand, as holders of record of more than 10% of the Series A Preferred Stock, on October 16, 2026.

The Reporting Persons believe that the Trust's failure to set a record date or meeting date for the exercise of the Series A Preferred Stockholders' election rights under Section 8(a) raises serious questions concerning the Board's discharge of its responsibilities under the Trust's governing documents. This failure to honor the preferred stockholders' contractual governance rights is further indicative of the broader governance concerns surrounding Power REIT, which were reflected in Institutional Shareholder Services (ISS), the leading independent proxy advisory firm, recommending that shareholders WITHHOLD their votes for David H. Lesser, Dionisio D'Aguilar, Patrick R. Haynes III, and William S. Susman, citing continued concerns regarding the Board's governance practices. The Reporting Persons urge the independent trustees to exercise their independent judgment and take prompt action to ensure that the Trust honors the rights afforded to Series A Preferred Stockholders under the Articles Supplementary. Continued inaction is not a neutral posture.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Relating solely to the exercise of voting rights with respect to the Series A Preferred Stock and matters arising under Section 8 of the Articles Supplementary, the Reporting Persons may be deemed to beneficially own an aggregate of 40,487 shares of the Issuer's Series A Preferred Stock, representing approximately 12.0% of the Issuer's outstanding Series A Preferred Stock, which percentage is calculated based upon 336,944 shares of Series A Preferred Stock outstanding as of June 30, 2026, as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2026, filed with the SEC on August 12, 2026.

Bradley & Daytona and Alexander Kachmar directly beneficially own 29,084 shares of Series A Preferred Stock. Bradley & Daytona and Alexander Kachmar also beneficially own 7,298 shares of the Issuer's Common Stock, which is a separate security and not the subject of this filing.

D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013 and David Cacciapaglia Family Trust, U/A DTD 11/25/2020 beneficially owns 11,403 shares of Series A Preferred Stock; David Cacciapaglia indirectly beneficially owns said 11,403 shares of Series A Preferred Stock through the above named trusts together. D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013 also beneficially owns 8,000 shares of the Issuer's Common Stock, which is a separate security and not the subject of this filing.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Persons may be deemed to share voting power with respect to the aggregate 40,487 shares of Series A Preferred Stock solely with respect to matters previously described in Item 4 of Amendment No. 4 filed on May 26, 2026. Each Reporting Person retains sole dispositive power over the shares beneficially owned by such Reporting Person.
Transactions in the class effected during the past sixty days: The transactions in the Series A Preferred Stock by Bradley & Daytona and Alexander Kachmar since Amendment No. 8 was filed on October 7, 2026, are included in Exhibit 99.A.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.A - Transactions in the Issuer's Securities by the Reporting Persons
Exhibit 99.B - Joint Filing Agreement

## Signatures
- Bradley & Daytona Railway and Land Co. LLC: /s/ Alexander Kachmar, Managing Member of Bradley & Daytona Railway and Land Co. LLC (10/28/2026)
- Alexander Kachmar: /s/ Alexander Kachmar, Alexander Kachmar (10/28/2026)
- D & C Cacciapaglia Living Trust, U/A DTD 02/01/2013: /s/ David Cacciapaglia, David Cacciapaglia, Trustee (10/28/2026)
- David Cacciapaglia Family Trust, U/A DTD 11/25/2020: /s/ David Cacciapaglia, David Cacciapaglia, Trustee (10/28/2026)
- David Cacciapaglia: /s/ David Cacciapaglia, David Cacciapaglia (10/28/2026)